

April 11, 2011

<u>Via Mail and Facsimile (81-3-5482-9680)</u>

Toshizo Tanaka
Executive Vice President and Chief Financial Officer
Canon, Inc.
No. 30-2, Shimomaruko 3-chome
Ohta-ku, Tokyo 146-8501
Japan

> **Re: Canon, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **File No. 001-15122**
> **Response Letter filed March 28, 2011**

Dear Mr. Tanaka:

   We refer you to our comment letter dated March 15, 2011 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter and have no further comments at this time.

                                        Sincerely,

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance